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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934



                            Joachim Bancorp, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                                Common Stock
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  477673107
                     ----------------------------------
                               (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.                             13G


     1     NAMES OF REPORTING PERSONS/
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                First State Bancshares, Inc.     43-1345560

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (A) [ ]
                                                                         (B) [ ]
     3     SEC USE ONLY



     4     CITIZENSHIP OR PLACE OF ORGANIZATION

                United States

       NUMBER OF           5      SOLE VOTING POWER
         SHARES
      BENEFICIALLY                     37,500 Shares (1)
        OWNED BY
          EACH             6      SHARED VOTING POWER
       REPORTING
         PERSON                        0
          WITH
                           7      SOLE DISPOSITIVE POWER

                                       37,500 Shares (1)

                           8      SHARED DISPOSITIVE POWER

                                       0

     9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                37,500 Shares(1)

    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             [ ]


    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                5.19% (1)

    12     TYPE OF REPORTING PERSON


                CO


(1) As of February 9, 1998, First State Bancshares, Inc. had reduced its ownership of the Issuer's shares to 36,100 shares, or 4.997% of the Issuer's outstanding shares.





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Item 1(a)        Name of Issuer:  Joachim Bancorp, Inc.



Item 1(b)        Address of Issuer's Principal Executive Offices:

                          Plaza Square
                          328 North Main Street
                          DeSoto, Missouri 63020

Item 2(a)        Name of Person Filing:    First State Bancshares, Inc.



Item 2(b)        Address of Principal Business Offices or, if none, Residence:

                          201 E. Columbia Street
                          Farmington, Missouri  63640

Item 2(c)        Citizenship

                          United States

Item 2(d)        Title of Class of Securities:

                          Common Stock

Item 2(e)        CUSIP Number:

                          477673107

Item 3. If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

                 (a)   [ ]   Broker or Dealer registered under Section 15
                             of the Act
                 (b)   [ ]   Bank as defined in Section 3(a)(6) of the Act
                 (c)   [ ]   Insurance Company as defined in Section
                             3(a)(19) of the Act
                 (d)   [ ]   Investment Company registered under Section 8
                             of the Investment Company Act
                 (e)   [ ]   Investment Adviser registered under Section
                             203 of the Investment Advisers Act of 1940
                 (f)   [ ]   Employee Benefit Plan, Pension Fund which is
                             subject to the provisions of the Employee
                             Retirement Income Security Act of 1974 or
                             Endowment Fund; see Section
                             240.13d-1(b)(1)(ii)(F)
                 (g)   [ ]   Parent Holding Company, in accordance with
                             Section  240.13d-1(b)(ii)(G)
                 (h)   [ ]   Group, in accordance with Section
                             240.13d-1(b)(1)(ii)(H)





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Item 4.          Ownership.

         (a) Amount Beneficially Owned:     37,500



         (b) Percent of Class:     5.19%



         (c) Number of shares as to which such person has:

             (i)       Sole power to vote or to direct the vote

                             37,500 (As of February 9, 1998, First State
                             Bancshares, Inc. had reduced its ownership of the Issuer's shares to 36,100 shares, or 4.997% of the Issuer's outstanding shares.)

             (ii)      Shared power to vote or to direct the vote

                             0

             (iii)     Sole power to dispose or to direct the disposition of

                             37,500 (As of February 9, 1998, First State
                             Bancshares, Inc. had reduced its ownership of the Issuer's shares to 36,100 shares, or 4.997% of the Issuer's outstanding shares.)

             (iv)      Shared power to dispose or to direct the disposition of

                             0

Item 5.          Ownership of Five Percent or Less of a Class.

                             N/A

Item 6.          Ownership of More than Five Percent on Behalf of Another
         Person.

                             N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                             N/A

Item 8.          Identification and Classification of Members of the Group.

                             N/A

Item 9.          Notice of Dissolution of Group.

                             N/A





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Item 10.         Certification.

                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.




                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.





                                        /s/ Greg E. Allen
                                        ----------------------------------------
                                        Greg E. Allen, President
Date:  February 9, 1998





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